July 8, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shimmick Corporation

Acceleration Request for Shimmick Corporation

Registration Statement on Form S-3

File No. 333-288513

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Shimmick Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on July 10, 2025, or as soon as possible thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Zachary J. Davis at (404) 572-2770 of King & Spalding LLP or the undersigned.

[Signature Page Follows]

Very truly yours,

SHIMMICK CORPORATION

By:	/s/ John Carpenter
Name:	John Carpenter
Title:	Executive Vice President & General Counsel

cc:	Mitchell B. Goldsteen, Shimmick Corporation

Ural Yal, Shimmick Corporation

Zachary Davis, King & Spalding LLP

[Signature Page to Shimmick Corporation Acceleration Request]